UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

CARBIZ INC.
(Name of Issuer)

Common Shares, with no par value
(Title of Class of Securities)

140780107
(CUSIP Number)

John Ross Quigley
21 Legacy Court
North York, Ontario
Canada 2ML 2Y7
(416) 441-7071
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John Ross Quigley I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [] (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,596,918
	8	SHARED VOTING POWER 1,189,000
	9	SOLE DISPOSITIVE POWER 28,596,918
	10	SHARED DISPOSITIVE POWER 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,785,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% (64,223,404 common shares of the Issuer were issued and outstanding as of February 13, 2007)
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medipac International, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [] (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,460,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,460,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,460,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (64,223,404 common shares of the Issuer were issued and outstanding as of February 13, 2007)
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed by Mr. Quigley on November 20, 2006 (the “Statement”). The Amendment supplements and, to the extent, inconsistent with therewith, amends the information set forth in the Statement.

Item 1. Security and Issuer.

This Amendment relates to common shares, with no par value, of Carbiz Inc., a corporation formed under the laws of the province of Ontario, Canada (the “Issuer”), whose principal executive offices are located at 7405 North Tamiami Trail, Sarasota, Florida 34242.

Item 2. Identity and Background.

The information previously reported in this Item 2 of the Statement with respect to Mr. Quigley and Medipac International, Inc. (“Medipac”) is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously reported in this Item 3 of the Statement is incorporated by reference herein.

On January 25, 2007, the Issuer awarded 1,000,000 common shares (the “Incentive Shares”) as restricted stock, subject to certain restrictions and forfeiture set forth in a restricted stock agreement entered into with Mr. Quigley. The Incentive Shares were issued pursuant to the Issuer’s 2007 Incentive Stock Plan, and were issued for no consideration other than services rendered. The information contained in Exhibit 20 in Item 7 below is incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

The information previously reported in this Item 4 of the Statement is incorporated by reference herein.

The Incentive Shares were awarded to Mr. Quigley by the Issuer as a result of being the director of the Issuer, and the information contained in Exhibit 20 in Item 7 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer.

(i) (a)

(i) Mr. Quigley is the beneficial owner of 29,785,918 common shares, or 38.7% of the Issuer’s outstanding common shares as of February 13, 2007, which includes (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of February 13, 2007 at exercise prices of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,000 common shares held in the name of Samuel A. Quigley, who is Mr. Quigley’s son; (iv) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (v) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vii) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (viii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share (ix) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (x) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; and (xi) 1,000,000 common shares that are restricted shares subject to forfeiture.

(ii) Medipac is the beneficial owner of 15,460,637 common shares, or 21.4% of the Issuer’s outstanding common shares as of February 13, 2007, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(b)	Number of shares as to which such person has:

(i)           (x) Sole power to vote or to direct the vote of common shares 28,596,918, which includes: (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of February 13, 2007 at an exercise prices of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (iv) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (v) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (vii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (viii) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (ix) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; and (x) 1,000,000 common shares that are restricted shares subject to forfeiture.

(y) Sole power to vote or to direct the vote of 0 common shares.

(ii) (x) Shared power to vote or to direct the vote of 1,189,000 common shares, which represents the shares held in the name of Mr. Quigley’s son.

                 (y) Shared power to vote or to direct the vote of 15,460,637 common shares, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(iii)            (x) Sole power to dispose or to direct the disposition of 28,596,918, which includes: (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of February 13, 2007 at an exercises price of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (iv) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (v) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (vii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (viii) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (ix) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; and (x) 1,000,000 common shares that are restricted shares subject to forfeiture.

(y) Sole power to dispose or to direct the disposition of 0 common shares.

(iv) (x) Shared power to dispose or to direct the disposition of 1,189,000 common shares, which represents the shares held in the name of Mr. Quigley’s son.

                 (y) Shared power to dispose or to direct the disposition of 15,460,637 common shares, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(c)	(i) Except as described in Item 3 above, Mr. Quigley did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Amendment.

(ii) Medipac did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Amendment.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously reported in this Item 6 of the Statement and in Item 3 above is incorporated by reference.

The information contained Exhibits 19-20 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits.

The information previously reported in this Item of the Statement with respect to material to be filed as exhibits is incorporated by reference herein.

19.	Agreement for Joint Filing
20.	Restricted Stock Agreement dated January 25, 2007 between the Issuer and Mr. Quigley

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 DATE: February 21, 2007

/s/ John Ross Quigley
      John Ross Quigley

MEDIPAC INTERNATIONAL, INC.

By: /s/ John Ross Quigley
Its: Chief Executive Officer
Print Name: John Ross Quigley